Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5

www.novachemicals.com
403.750.3600 tel
First Quarter 2011 Earnings Report	403.269.7410 fax

All financial information is in U.S. dollars unless otherwise indicated.  Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” “the Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated.  All comparative figures have been restated using International Financial Reporting Standards (“IFRS”) unless otherwise noted. This management discussion and analysis (“MD&A”) should be read in conjunction with our unaudited interim consolidated financial statements, as at and for the period ended March 31, 2011, which have been prepared using IFRS, and the audited consolidated financial statements and MD&A for the year ended December 31, 2010, which were prepared using Canadian generally accepted accounting principles.

First Quarter 2011 Results

In the first quarter of 2011, we generated a profit of $163 million as compared to a profit of $96 million for the first quarter of 2010.

The Olefins/Polyolefins business unit generated $282 million of operating profit in the first quarter of 2011 versus an operating profit of $185 million during the first quarter of 2010.  The quarter-over-quarter improvement was due to higher sales volumes in the olefins segments and selling prices that increased more than feedstock costs in the Olefins/Polyolefins business.

The Performance Styrenics segment reported an operating profit from continuing operations of $3 million in the first quarter of 2011 versus operating profit from continuing operations of $1 million in the first quarter of 2010.  This quarter-over-quarter improvement was due to higher sales volumes and lower fixed costs.

Highlights

In the first quarter of 2011, we executed several agreements for additional sources of feedstock supply for our Joffre complex.  These additional supplies together with existing sources should provide sufficient ethane for us to move towards full utilization of our Joffre based polyethylene assets by 2013.  As these sources reach their full potential we expect to be able to implement plans to increase polyethylene production beyond today’s nameplate capacity.

In support of our project to procure, transport and utilize Marcellus Shale Basin ethane as the primary feedstock for our Corunna flexi-cracker, we signed two ethane supply memorandums of understanding.  These supply sources should ensure that there is sufficient ethane together with other NGL sources available to upgrade the feedstock flexibility of the Corunna cracker by the end of 2013 to utilize up to 100% NGL feeds.  In addition to finalizing definitive purchase and sale agreements and customary reviews and approvals, the ethane supply arrangements are subject to us finalizing a pipeline transportation agreement to transport Marcellus Shale Basin ethane to Sarnia, Ontario.

On February 28, 2011, we completed the sale of our 50% interest in the INEOS NOVA joint venture to an affiliate of INEOS Group Ltd.  See Note 7 in the unaudited interim consolidated financial statements.

Basis of Presentation

For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The unaudited interim consolidated financial statements for the three months ended March 31, 2011 are our first interim consolidated financial statements that have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

We have prepared the unaudited interim consolidated financial statements that comply with IFRS as described in the accounting policies in Note 2 of our unaudited interim consolidated financial statements.  In preparing the unaudited interim consolidated financial statements, our opening statement of financial position was prepared at January 1, 2010, our date of transition to IFRS.  Note 13 in the unaudited interim consolidated financial statements explains the principal adjustments we made in restating our Canadian GAAP statements of financial position as at January 1, 2010, March 31, 2010 and December 31, 2010 and our previously published Canadian GAAP consolidated statements income and comprehensive income for the period ended March 31, 2010 and the year ended December 31, 2010.

NOVA Chemicals Financial Highlights

	Three Months Ended
(millions of U.S. dollars)	Mar. 31 2011	Mar. 31 2010
Revenue	$1,299	$1,090

Operating profit (loss) from continuing operations (1)
Olefins/Polyolefins (2)	$282	$185
Performance Styrenics	3	1
Operating profit from the businesses from continuing operations(3)	285	186
Corporate Costs	(23)	(46)
Operating profit from continuing operations	$262	$140

Profit for the period	$163	$96

Cash from operating activities	$45	$10

(1)   Profit from continuing operations before finance costs, net, income taxes and other gains and losses (see Supplemental Measures).

(2)   Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.

(3)   See Supplemental Measures.

Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights

	Three Months Ended
(millions of U.S. dollars, except as noted)	Mar. 31 2011	Mar. 31 2010
Revenue	$1,228	$1,031

Depreciation	$61	$55

Operating profit (loss) (1)
Joffre Olefins	$188	$100
Corunna Olefins	44	37
Polyethylene	80	79
Eliminations	(30)	(31)
Total operating profit	$282	$185

Capital spending	$23	$17

Polyethylene sales volumes (millions of pounds) (2)	780	784

(1)   See Supplemental Measures.

(2)   Third-party sales.

Average Benchmark Prices (1)

	Three Month Average
(U.S. dollars per pound, except as noted)	Mar. 31 2011	Mar. 31 2010
Principal Products:
Ethylene (2)	$0.49	$0.52
Polyethylene — linear low density butene liner (3)	$0.70	$0.64
Polyethylene — weighted-average benchmark (3)	$0.72	$0.67
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$3.81	$4.75
NYMEX natural gas (dollars per mmBTU) (4)	$4.14	$5.38
WTI crude oil (dollars per barrel) (5)	$94.10	$78.72

(1)   Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)   Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast Net Transaction Price.

(3)   Source. Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.

(4)   Source: Canadian Gas Price Reporter.  AECO gas is weighted-average daily spot gas price.  NYMEX gas is Henry Hub 3-Day Average Close.

(5)   Source: Platt’s.  NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

Beginning on January 1, 2011, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Joffre Olefins segment to our Polyethylene segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Polyethylene segment.

While the application of our new intercompany transfer pricing policy did not change the revenue or operating performance of our Olefins/Polyolefins business unit, it impacted the allocation of operating profit between the Joffre Olefins and Polyethylene segments.  We accounted for the change on a prospective basis.  If we had accounted for the change on a retrospective basis operating profit would have been approximately $50 million higher for the Joffre Olefins segment and approximately $40 million lower for the Polyethylene segment, and eliminations would have been approximately $10 million greater than reported for the first quarter of 2010.  Operating profit for the Polyethylene segment and eliminations would have been approximately $30 million lower for the first quarter of 2011.

Operating profit of $282 million in the first quarter of 2011 was significantly higher than operating profit of $185 million reported in the first quarter of 2010. In the first quarter of 2011, margins increased as higher selling prices more than offset higher feedstock costs, as compared to the first quarter of 2010.  In addition, Joffre and Corunna Olefins sales volumes increased.

Joffre Olefins

First Quarter 2011 Versus First Quarter 2010

Joffre Olefins reported operating profit of $188 million in the first quarter of 2011, up from $100 million in the first quarter of 2010.  In the first quarter of 2011, operating profit increased due to lower flow-through feedstock costs together with slightly higher sales volumes.  Operating profit was also higher in the first quarter of 2011 due to the favorable change in transfer pricing described above.

Alberta and NYMEX natural gas prices were down 20% and 23%, respectively, from the first quarter of 2010 to the first quarter of 2011, resulting in a lower Alberta feedstock cost for our Joffre crackers.

In the first quarter of 2011, ethane availability for our Joffre crackers was higher than expected due to sustained colder than average weather in North America that resulted in higher natural gas exports from Alberta.  The higher flows of natural gas through the extraction plants led to increased ethane production.

Corunna Olefins

First Quarter 2011 Versus First Quarter 2010

Corunna Olefins reported operating profit of $44 million in the first quarter of 2011, compared to operating profit of $37 million in the first quarter of 2010.  In the first quarter of 2011, operating profit increased primarily due to increased sales volumes and higher selling prices of co-products.

In the first quarter of 2011, industry average prices for propylene rose 17% compared to the first quarter of 2010, due to higher feedstock costs and tight supply/demand dynamics in North America.

Polyethylene

First Quarter 2011 Versus First Quarter 2010

The Polyethylene segment reported operating profit of $80 million in the first quarter of 2011, flat with operating profit of $79 million in the first quarter of 2010.  Increased margins were offset by an unfavorable change in the transfer price described above.

Polyethylene sales volume was down slightly in the first quarter of 2011 versus the first quarter of 2010 as we continued to build inventory to prepare for planned maintenance turnarounds later in the year.

The average North American industry butene liner linear-low polyethylene price was 70¢ per pound in the first quarter of 2011, higher than the 64¢ per pound average for the first quarter of 2010, according to Townsend Polymer Services and Information.  The industry implemented price increases of 5¢ per pound in the first quarter of 2011 and another increase of 6¢ per pound in April 2011.

PERFORMANCE STYRENICS

Financial Highlights from Continuing Operations

	Three Months Ended
(millions of U.S. dollars, except as noted)	Mar. 31 2011	Mar. 31 2010
Revenue	$81	$69

Depreciation	$—	$1

Operating profit (1)	$3	$1

Capital spending	$—	$1

Sales volumes (millions of pounds) (2)	64	56

(1)   See Supplemental Measures.

(2)   Third-party sales.

Average Benchmark Prices (1)

	Three Month Average
(U.S. dollars per pound)	Mar. 31 2011	Mar. 31 2010
Styrene Monomer	$0.74	$0.68
Expandable Polystyrene	$0.99	$0.91

(1)   Source:  CMAI.  Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

First Quarter 2011 Versus First Quarter 2010

The Performance Styrenics segment reported operating profit from continuing operations of $3 million in the first quarter of 2011 compared to operating profit from continuing operations of $1 million in the first quarter of 2010.  In the first quarter of 2011, sales prices increased at the same level as feedstock costs, while increased sales volumes and lower fixed costs drove the operating profit improvement.

In the first quarter of 2011, polymer sales increased by 14% compared to the first quarter of 2010 due to improving demand for expandable polystyrene products.

Assets Held for Sale and Discontinued Operations

We initially anticipated that the sale of our SYNTHEON portfolio of businesses would be completed in 2010; however, negotiations with the intended acquirer ended without a sale being completed.  Management has since developed a formal plan and is actively marketing to sell SYNTHEON, and, therefore, SYNTHEON continues to be classified as a disposal group held for sale.

CORPORATE

	Three Months Ended
(millions of U.S. dollars)	Mar. 31 2011	Mar. 31 2010
Corporate operating costs	$(25)	$(34)
Mark-to-market feedstock derivatives (1)	1	(16)
Foreign exchange gain	4	6
Depreciation and amortization	(3)	(2)
Operating loss from continuing operations(2)	$(23)	$(46)

(1)   We are required to record on the statement of financial position the market value of open derivative positions which do not qualify for hedge accounting treatment.  The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period.  These mark-to-market adjustments are recorded in the feedstock and operating costs line on the Consolidated Income Statements and as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.

(2)   See Supplemental Measures.

Corporate Operating Costs

Corporate operating costs during the first quarter of 2011 were lower than the first quarter of 2010 primarily due to reduced consulting expenses and miscellaneous general and administrative costs.

Mark-to-Market Feedstock Derivatives

The mark-to-market value of our open feedstock positions decreased in the first quarter of 2011, resulting in an unrealized gain of $1 million ($1 million after-tax). The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. Our portfolio also includes trades to re-price feedstock inventory.  We recorded an unrealized loss of $16 million ($12 million after-tax) in the first quarter of 2010.

Foreign Exchange Gain

The foreign exchange gains in 2011 primarily consist of realized gains.  In January 2010, we entered into a series of foreign currency forwards to hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards locked in repayment of these notes at U.S. $237 million.  The forwards resulted in an unrealized foreign exchange gain of $9 million in the first quarter of 2010 which offset a $7 million unrealized foreign exchange loss recognized on the notes in the first quarter of 2010. Foreign exchange gains and losses are included on the feedstock and operating costs line on the Consolidated Income Statements.

Capitalization, Liquidity and Cash Flow

Capitalization

(millions of U.S. dollars)	Mar. 31 2011	Dec. 31 2010
Current debt (1)	$567	$10
Long-term debt	1,148	1,685
Less: cash and cash equivalents (2)	(382)	(306)
Total debt, net of cash, cash equivalents	$1,333	$1,389
Total equity	$2,127	$1,971

Quarterly decrease in debt, net of cash (3)	$56	$61

(1)            Includes our $400 million 6.5% notes and drawn amounts on the accounts receivable securitization programs.

(2)            Does not include cash of disposal group classified as held for sale.

(3)            Benchmarked against the previous applicable quarter.

Liquidity

We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents.  NOVA Chemicals’ total liquidity at the end of the first quarter of 2011 was $958 million, down from $982 million at the end of 2010.

We have three revolving credit facilities totaling $595 million as of March 31, 2011 (four totaling $695 million as of December 31, 2010).  As of March 31, 2011 and December 31, 2010, we had utilized $19 million of our revolving credit facilities.  On March 20, 2011, one of our $100 million senior unsecured bilateral credit facilities expired undrawn and was not extended.

We have two accounts receivable securitization programs (one in the U.S. and one in Canada).  The programs each allow for a maximum funding of $100 million and expire in February 2012.  The combined balances under the programs as of March 31, 2011 and December 31, 2010, were $166 million and $154 million, respectively.  We do not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.  As of March 31, 2011, the combined balances under the programs are included in current debt.

Our $425 million senior secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12-month basis and a debt to capitalization ratio not to exceed 60%.  We were in compliance with these covenants at March 31, 2011.

Inflows and Outflows of Cash

During the first quarter of 2011, we generated $49 million in cash from operating activities from continuing operations.  Funds from operations were $312 million; however, non-cash working capital increased by $175 million during the quarter.  The increase in non-cash working capital was primarily due to higher accounts receivable resulting from higher sales volumes and prices, and higher inventories resulting from higher prices and increased inventory volumes as we continued to prepare for planned turnarounds.  Capital expenditures and turnaround costs totaled $25 million for the quarter.  In the first quarter of 2011, we received 47 million euros ($65 million) in proceeds from the sale of our share of the INEOS NOVA joint venture, subject to adjustment upon final determination of pension liabilities that were estimated at closing.  No dividends were paid during the quarter.  The net increase in cash and cash equivalents was $76 million.

Feedstock Derivative Positions

We maintain a derivatives program to manage risk associated with our feedstock purchases.  In the first quarter of 2011, we recorded a $2 million net after-tax loss on realized positions compared to a net after-tax gain of $2 million in the first quarter of 2010.

Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.  See Mark-to-Market Feedstock Derivatives above for more details.

International Financial Reporting Standards

Transition from Canadian GAAP to IFRS

For all periods up to and including the year ended December 31, 2010, we have prepared our consolidated financial statements in accordance with Canadian GAAP.  The unaudited interim consolidated financial statements for the three months ended March 31, 2011 are our first unaudited interim consolidated financial statements that have been prepared in accordance IAS 34.  All comparative figures have been restated to be in accordance with IFRS unless specifically noted otherwise.

While IFRS uses a framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures.  In our MD&A in the 2010 Form 20-F, we disclosed the significant impacts on transition to IFRS.  These impacts are consistent with the impacts disclosed in Note 13 of the unaudited interim consolidated financial statements.  For a summary of the significant accounting policies we have adopted under IFRS, see Note 2 of the unaudited interim consolidated financial statements.

The adoption of IFRS resulted in changes to the consolidated statements of financial position, statements of income and statements of comprehensive income.  In preparing our unaudited interim consolidated financial statements, our opening statement of financial position was prepared at January 1, 2010, our date of transition to IFRS.  Note 13 of the unaudited interim consolidated financial statements provides a reconciliation from Canadian GAAP to IFRS and explains the principal adjustments we made in restating our Canadian GAAP statements of financial position as at January 1, 2010, March 31, 2010 and December 31, 2010 and our previously published Canadian GAAP consolidated statements of income and comprehensive income for the period ended March 31, 2010 and year ended December 31, 2010.

IFRS 1 — First Time Adoption of International Financial Reporting Standards

IFRS 1 allows first-time adopters of IFRS certain optional exemptions from retrospective application of certain IFRS standards.  In our MD&A in the 2010 Form 20-F, we disclosed the optional exemptions available under IFRS 1 that we expected to elect on transition to IFRS. These elections are consistent with the elections as disclosed in Note 13 of the unaudited interim consolidated financial statements.

Anticipated Changes to IFRS — Leases

In August 2010, as part of the global convergence project, the International Accounting Standards Board (“IASB”) and the Financial Accounting Standards Board (“FASB”) issued a joint exposure draft proposing that lessees would be required to recognize all leases on the statement of financial position.  Such standard, if adopted as proposed, would result in a significant increase in total assets and liabilities on our statement of financial position.  The IASB and FASB currently expect to issue a final standard in 2011.

Summary Quarterly Financial Information (1)

	2011	2010				2009
	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 1 to Sep. 30	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 6 to Sep. 30	Jul. 1 to Jul. 5	Apr. 1 to Jun. 30
(millions of U.S. dollars)	Successor							Predecessor
Revenue	$1,299	$1,170	$1,072	$1,244	$1,090	$841	$771	$36	$720
Operating profit (loss) from continuing operations (2)	$262	$133	$119	$209	$140	$84	$15	$(45)	$(50)
Profit (loss)	$163	$63	$58	$46	$96	$17	$(19)	$(33)	$(83)

(1)

The 2010 and 2011 selected Summary Quarterly Financial Information is derived from our consolidated financial statements prepared in accordance with IFRS. Prior to 2010, our consolidated financial statements were prepared in accordance with Canadian GAAP.

(2)	See Supplemental Measures.

Changes in Profit

Q1 2011 Compared to
(millions of U.S. dollars)	Q1 2010
Higher operating margin (1)	$117
Lower sales and marketing	2
Lower general and administrative	3
Lower finance costs	10
Higher net other losses	(51)
Higher income tax expense	(18)
Higher profit from discontinued operations	4
Increase in profit	$67

(1)	Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Profit for the first quarter of 2011 was higher than the first quarter of 2010 due primarily to increased sales volumes and margins in the Olefins segments as higher sales prices more than offset higher feedstock costs.

Finance costs during the first quarter of 2011 were $10 million lower as compared to the first quarter of 2010 due the termination and repayment of the $75 million total return swap in March 2010, the maturity and repayment of the Canadian $250 million 7.85% notes in August 2010, and a decrease in finance charges on our revolving credit facilities.

Net other losses were $51 million higher in the first quarter of 2011 as compared to the first quarter of 2010 due to an arbitration award accrued during the first quarter of 2010 related to an insurance claim involving our Corunna facility that dated back to 2005.

Income tax expense was $18 million higher in the first quarter of 2011 as compared to the first quarter of 2010 due to the increase in profit before taxes.

Supplemental Measures

We present certain supplemental measures below, which do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.  We believe that certain non-GAAP financial measures, when presented in conjunction with comparable IFRS financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance.  Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators.  These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

•      Operating Profit From Continuing Operations — profit from continuing operations before finance costs, net, income taxes and other gains and losses.  This measure assists readers in analyzing our profit from continuing operations.

(millions of U.S. dollars)	Three Months Ended
Reconciliation of operating profit from continuing operations to consolidated profit	Mar. 31 2011	Mar. 31 2010
Operating profit from continuing operations	$262	$140
Finance costs, net	(44)	(54)
Other (losses) gains, net	(6)	45
Income tax expense	(63)	(45)
Profit from continuing operations	149	86
Profit from discontinued operations, net of tax	14	10
Profit	$163	$96

•      Operating Profit from the Businesses from Continuing Operations — represents operating profit from continuing operations from the Olefins/Polyolefins and Performance Styrenics business units.  This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•      Senior Debt to Cash Flow — equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. This measure is provided to assist readers in calculating our financial covenant.

•      Consolidated Cash Flow — equals consolidated profit (loss), plus finance costs, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. The Consolidated Cash Flow calculation is performed on a rolling twelve months.  This measure is provided to assist readers in calculating our Senior Debt to Cash Flow financial covenant.

•      Debt to Capitalization — equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder’s Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

•     Net Consolidated Debt — equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding debt of certain subsidiaries and any non-recourse debt, less cash and cash equivalents as reflected on our Consolidated Statement of Financial Position (excluding cash and cash equivalents of certain subsidiaries). This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

•      Consolidated Shareholder’s Equity — equals consolidated equity as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt). This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements

		Three Months Ended
(unaudited, millions of U.S. dollars)	Notes	Mar. 31 2011	Mar. 31 2010
Revenue		$1,299	$1,090

Feedstock and operating costs		980	888
Research and development		9	9
Sales and marketing		6	8
General and administrative		42	45
		1,037	950
Operating profit from continuing operations		262	140
Finance costs, net	5	(44)	(54)
Other (losses) gains, net		(6)	45
		(50)	(9)
Profit before income taxes from continuing operations		212	131
Income tax expense	6	63	45
Profit from continuing operations		149	86
Profit from discontinued operations, net of tax	7	14	10
Profit for the period		$163	$96

Refer to the accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2011	Mar. 31 2010
Profit for the period	$163	$96

Exchange differences on translation of foreign operations from continuing operations	1	(5)
Exchange differences on translation of foreign operations from discontinued operations	1	—
Recycled to income statement on disposal of foreign operations	(5)	—
	(3)	(5)

Actuarial losses arising from post-employment benefit obligations	(5)	(6)
Income tax effect	1	2
	(4)	(4)
Other comprehensive loss for the period, net of tax	(7)	(9)
Total comprehensive income for the period, net of tax	$156	$87

Refer to the accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Financial Position

(unaudited, millions of U.S. dollars)	Notes	Mar. 31 2011	Dec. 31 2010	Jan. 1 2010
Assets
Current assets
Cash and cash equivalents		$382	$306	$238
Trade and other receivables		559	477	376
Inventories		557	450	495
Income taxes receivable		52	48	50
Restricted cash	12	85	—	—
Other current assets		64	57	51
		1,699	1,338	1,210
Assets held for sale	7	24	81	—
		1,723	1,419	1,210

Intangible assets		457	465	492
Restricted cash	12	—	85	—
Other non-current assets		82	85	118
Investments in joint ventures		—	—	33
Deferred tax asset		71	65	61
Property, plant and equipment	8	3,422	3,456	3,560
		$5,755	$5,575	$5,474
Liabilities and Equity
Current liabilities
Trade and other payables		$360	$334	$404
Other current liabilities		123	125	116
Income taxes payable		29	67	6
Provisions	10	100	5	18
Long-term debt due within one year	9	567	10	434
		1,179	541	978
Liabilities associated with assets held for sale	7	3	4	—
		1,182	545	978

Long-term debt	9	1,148	1,685	1,512
Other non-current liabilities		42	43	36
Defined benefit plan deficit		313	322	288
Provisions	10	106	193	88
Deferred tax liability		837	816	802
		3,628	3,604	3,704
Equity
Issued capital		861	861	861
Foreign currency translation reserve		(1)	2	5
Retained earnings		1,267	1,108	904
		2,127	1,971	1,770
		$5,755	$5,575	$5,474

Refer to the accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

(unaudited, millions of U.S. dollars)	Issued capital	Retained earnings	Foreign currency translation reserve	Total equity

At January 1, 2010	$861	$904	$5	$1,770
Profit for the period	—	96	—	96
Other comprehensive loss	—	(4)	(5)	(9)
Total comprehensive income (loss)	—	92	(5)	$87
At March 31, 2010	$861	$996	—	$1,857

At January 1, 2011	$861	$1,108	$2	$1,971
Profit for the period	—	163	—	163
Other comprehensive loss	—	(4)	(3)	(7)
Total comprehensive income (loss)	—	159	(3)	$156
At March 31, 2011	$861	$1,267	$(1)	$2,127

Refer to the accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2011	Mar. 31 2010
Operating activities
Profit before tax	$226	$141
Profit from discontinued operations, net of tax	(14)	(10)
Profit before tax from continuing operations	212	131
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation and amortization	64	58
Unrealized (gain) loss on derivatives	(1)	16
Unrealized foreign exchange loss (gain)	2	(3)
Other losses	1	—
Movements in provisions and pensions	(9)	(26)
Finance costs, net	43	53
	312	229

Working capital adjustments:
Trade and other receivables	(85)	(142)
Inventories	(106)	31
Other current assets	(4)	12
Trade and other payables	28	(107)
Other current liabilities	(4)	(4)
	(171)	(210)
Changes in other non-current assets and liabilities	(4)	—
	(175)	(210)
Interest received	1	2
Income tax paid, net of refunds	(89)	(9)
Cash provided by operating activities from continuing operations	49	12
Cash used in operating activities from discontinued operations	(4)	(2)
Cash provided by operating activities	45	10

Investing activities
Purchase of property, plant and equipment	(23)	(18)
Turnaround costs	(2)	(2)
Proceeds from sale of investment in joint ventures	65	—
Proceeds from dissolution of other investments	5	—
Cash provided by (used in) investing activities	45	(20)

Financing activities
Long-term debt repayments	(1)	(76)
Increase in accounts receivable securitization funding	12	26
Interest paid	(25)	(35)
Cash used in financing activities	(14)	(85)

Increase (decrease) in cash and cash equivalents	76	(95)
Cash and cash equivalents, beginning of period	$306	$238
Cash and cash equivalents, end of period	$382	$143

Refer to the accompanying notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, unless otherwise noted)

1.              Corporate information

These unaudited interim consolidated financial statements of NOVA Chemicals Corporation for the three months ended March 31, 2011 and 2010 were authorized for issue in accordance with a resolution adopted by the audit committee of our board of directors on May 25, 2011.  NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its registered office located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5.  Where used in these financial statements, “NOVA Chemicals” or “the Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used.

2.              Basis of preparation and accounting policies

Basis of preparation

These unaudited interim consolidated financial statements for the three months ended March 31, 2011 and 2010 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. For all periods up to and including the year ended December 31, 2010, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These financial statements are the first interim financial statements we have prepared in accordance with International Financial Reporting Standards (“IFRS”).  Accordingly, we have prepared our interim consolidated financial statements which comply with IFRS applicable for the periods beginning on or after January 1, 2011, as described in the accounting policies below.  In preparing these interim consolidated financial statements, our opening statement of financial position was prepared at January 1, 2010, our date of transition to IFRS.  The disclosures required by IFRS 1, First-Time Adoption of International Financial Reporting Standards, concerning the transition from Canadian GAAP to IFRS, are provided in Note 13.

These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. These interim consolidated financial statements are presented in U.S. dollars with all values rounded to the nearest million, except when otherwise indicated.

Basis of consolidation

These interim consolidated financial statements comprise the financial statements of us and our subsidiaries as at March 31, 2011.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which we obtain control, and continue to be consolidated until the date when such control ceases.  Control is achieved where we have, directly or indirectly through our subsidiaries, the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  All intra-group balances and transactions are eliminated in full.

Summary of significant accounting policies

Investments in joint ventures

We have interests in jointly controlled assets and jointly controlled entities.  Interests in jointly controlled assets involve a contractual arrangement between venturers that establish joint ownership of one or more assets contributed to, or acquired for the purpose of the joint venture and dedicated to the purpose of the joint venture.  The assets are used to obtain benefits for the venturers.  In accounting for jointly controlled assets, our proportionate share of revenues, expenses, assets and liabilities are included in consolidated financial statements on a line-by-line basis.

Interests in jointly controlled entities involve a contractual arrangement that establishes joint control over the economic activities of the entity.  The arrangements require unanimous agreement for significant financial and operating decisions among venturers.  We recognize our interests in jointly controlled entities using the equity method.  Under the equity method, investment in jointly controlled entities are carried in the consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the jointly controlled entities.  Our share of profit (loss) of jointly controlled entities is shown on a separate line in the consolidated income statement.  Unrealized gains and losses resulting from transactions between us and our jointly controlled entities are eliminated to the extent of our interest in the jointly controlled entity.

After application of the equity method, we determine whether it is necessary to recognize an impairment loss on our investments in jointly controlled entities.  We determine at each reporting date whether there is any objective evidence that the joint venture investments are impaired.  If this is the case, we calculate the amount of impairment as the differences between the recoverable amount of the joint venture and its carrying value and recognize the amount in Share of equity earnings in joint ventures in the consolidated income statement.

Foreign currency translation

Our consolidated financial statements are presented in U.S. dollars, which is also the functional currency of our U.S. and Canadian operations.

Transactions in foreign currencies are initially recorded by our subsidiaries and joint ventures at their respective functional currency rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate on the reporting date, and the translation gains and losses are recognized in the income statement.  Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate on the reporting date and their income statements are translated at the monthly average exchange rate for the month of the transaction.  The exchange differences arising on the translation are recognized in other comprehensive income.  On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the income statement.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received or receivable, excluding discounts, sales rebates and taxes or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

We recognize revenue from the sale of goods when significant risks and rewards of ownership have been transferred to the buyer, and we neither retain continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

Licensing

Revenue from sale of technology licenses is recognized in accordance with completion of milestones in the relevant contracts.

Dividend income

Dividend revenue from investments is recognized when our right to receive payment is established.

Interest income

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available-for-sale, interest income or expense is recorded using the effective interest rate, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.

Income taxes

Current income tax

Current income tax assets and liabilities are measured at the amounts expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the taxable income is generated.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.  We periodically evaluate positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establish provisions where appropriate.  These provisions are included in deferred tax liabilities.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.  Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside of profit or loss is recognized outside profit or loss.  Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax except:

•                  Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable.

•                  Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Investment tax credits

We account for investment tax credits using the cost-reduction approach.  Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount.  Investment tax credits related to current expenses are included in the determination of profit (loss) for the period.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held-for sale are measured at the lower of their carrying value amount and fair value less costs to sell.  Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use.  This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement for the reporting period and the comparable periods of the previous year, income and expense from discontinued operations are reported separately from income and expense from continuing operations, down to the level of profit after taxes and the resulting profit or loss (after taxes) from discontinued operations is reported separately.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

Property, plant and equipment (“PP&E”)

PP&E is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.  The cost of an item of PP&E is the purchase cost and all costs incurred to bring the item to the condition where it is capable of operating in the manner intended. Borrowing costs incurred during major construction projects are capitalized as part of the cost of the asset until the asset is available for use. The present value of the expected cost for decommissioning the asset at the end of its useful life is included in the cost of the respective asset.  See Notes 3 and 10 for further information about our decommissioning provisions.  If the cost of replacing a part of an item of plant and equipment is capitalized, the carrying amount of the part that has been replaced is derecognized.  Significant components of an item of PP&E which are expected to be replaced prior to the end of the useful life of the item are recognized as individual assets and depreciated separately.  The cost of performing a major inspection (turnaround) is recognized in the carrying value of PP&E as a replacement, if the recognition criteria are satisfied, and any remaining carrying amount of the cost of the previous inspection is derecognized. Turnaround costs are amortized over the period remaining until the next scheduled turnaround.  All other repair and maintenance costs are recognized in the income statement as incurred.  The cost of PP&E acquired in a business combination is recognized at its fair value as at the date of the transaction.

Depreciation on PP&E is calculated on a straight line basis over the estimated useful lives of the assets as follows:

Buildings, structures and production plants	5 to 20 years
Furniture and fixtures	5 to 13 years
Machinery, tools, and technical equipment	5 to 10 years
Motor vehicles	5 years
Information system hardware	3 years

Parts of an item of plant and equipment that are recognized as individual assets are depreciated based on the estimated useful life of the individual parts. The cost of an asset under construction is not depreciated until the asset is available for use.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively as a change in accounting estimate, if appropriate.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement. An arrangement is considered to contain a lease if the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

A lease is classified as a finance lease if it transfers substantially all the risks and benefits incidental to ownership of the leased item. Finance leases are recognized at the inception of the lease as assets and liabilities measured at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the income statement.

A leased asset is depreciated over the useful life of the asset or if there is no reasonable certainty that we will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the term of the lease.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur.  Borrowing costs consist of interest and other costs that we incur in connection with the borrowing of funds.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.  Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the income statement in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.  Intangible assets with finite lives are amortized over their useful economic life on a straight line basis as follows:

Licenses and technology	10 to 20 years
Contracts	6 to 20 years
Software	3 to 5 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.  Changes in the expected useful life are accounted for by changing the amortization period, as appropriate, and are treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset. We have no intangible assets with indefinite useful lives. Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Research and development costs

Research costs are expensed as incurred.  Development expenditures, on an individual project, are recognized as an asset when we can demonstrate:

•                  the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•                  our intention to complete and our ability to use or sell the asset;

•                  how the asset will generate future economic benefits;

•                  the availability of resources to complete the asset; and

•                  the ability to measure reliably the expenditure during development.

Following the initial recognition of development expenditures as an asset, the asset is typically included within PP&E or intangible assets at cost less any accumulated depreciation and impairment losses.  Amortization of the asset begins when development is complete and the asset is available for use.

Financial instruments

Financial assets

Financial assets within the scope of IAS 39, Financial Instruments:  Recognition of Measurement, are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial assets at initial recognition.  All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Our financial assets include cash and cash equivalents, trade and other receivables, loans and other receivables and derivative financial instruments included in other current assets and other non-current assets and quoted and unquoted financial instruments included in other non-current assets.

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments we have entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in Feedstock and operating cost in the consolidated income statement.

We have not designated any financial assets upon initial recognition as at fair value through profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (“EIR”), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the consolidated income statement in General and administrative expense.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold the instrument to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the consolidated income statement in finance costs.

Available-for-sale financial investments

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for-sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or determined to be impaired, at which time the cumulative loss is reclassified to the consolidated income statement in finance costs and removed from the available-for-sale reserve.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•                  The rights to receive cash flows from the asset have expired; or

•                  We have transferred our rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) we have transferred substantially all the risks and rewards of the asset, or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred our rights to receive cash flows from an asset or have entered into a pass-through arrangement, and have neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of our continuing involvement in the asset.  In that case, we also recognize an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that we have retained.

Our accounts receivable securitization programs do not qualify under IFRS for derecognition and therefore the receivables sold into the programs remain in trade and other receivables and the funded amount of the programs is recognized as a liability and is included in long-term debt on the consolidated statement of financial position.

Impairment of financial assets

We assess at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial liabilities

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

Our financial liabilities include trade and other payables, long-term debt, and derivative financial instruments included in other current liabilities and other non-current liabilities.

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by us that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.  Gains or losses on liabilities held for trading are recognized in the income statement.  We have not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the EIR amortization process.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the consolidated income statement.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.  When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Derivative financial instruments and hedge accounting

We use derivative financial instruments such as forward currency contracts, interest rate swaps and forward commodity contracts to hedge our foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of commodity contracts that meet the definition of a derivative as defined by IAS 39 but are entered into in accordance with our expected purchase requirements are recognized in the consolidated income statement in feedstock and operating costs.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated income statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

For the purpose of hedge accounting, hedges are classified as:

•                  Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (except for foreign currency risk);

•                  Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or

•                  Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

•                  Where we will hold a derivative as an economic hedge (and do not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non-current (or separated into current and non-current portions) consistent with the classification of the underlying item.

•                  Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

•                  Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non-current portion only if a reliable allocation can be made.

Cash and cash equivalents

Short-term investments with an initial maturity of three months or less are considered to be cash equivalents and are recorded at cost, which approximates current market value.

Inventories

Inventories are valued at the lower of cost or net realizable value.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale. Cost is determined on first-in first-out basis, except for spare parts and supplies which are determined based on weighted average cost. Cost includes purchase cost, freight, insurance and other related expenses incurred in bringing the inventories to their present condition and location.  Cost also includes directly attributable production costs and a proportionate share of fixed production overheads, such as depreciation, and variable production overheads based on normal operating capacity that are incurred in converting the materials into finished goods.  Financing costs are not included in production costs.

Impairment of non-financial assets

We assess at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate discounted cash flow model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

We base our impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of our CGU’s to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long term growth rate is calculated and applied to project future cash flows after the fifth year.  Impairment losses of continuing operations are recognized in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we estimate the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated income statement.

Provisions

Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated income statement net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Restructuring provisions

Restructuring provisions are only recognized when general recognition criteria for provisions are fulfilled.  We follow a detailed, formal plan about the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and appropriate time-line. Additionally, there must be a valid expectation for the people affected that the restructuring will be carried out or the implementation has been initiated already.

Decommissioning liability

Provisions for decommissioning costs are recognized at the time of acquisition or construction of manufacturing facilities.  Decommissioning liabilities are provided at the present value of the expected costs to settle the obligation and are recognized as part of the cost of the particular asset. The expected costs are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning liability (which we interpret to be a risk-free rate). The unwinding of the discount is recognized in the consolidated income statement in finance costs as it occurs. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Pensions and other post-employment benefits

We sponsor both defined benefit and defined contribution plans covering substantially all employees.

The cost of providing benefits under defined benefit plans is determined separately for each plan using the projected unit credit method and is expensed as employees provide services.  Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.  Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit and loss in subsequent periods.  The past service costs are recognized as an expense on a straight line basis over the average period until the benefits become vested.  If the benefits have already vested, immediately following the introduction of, or changes to, a pension plan, past service costs are recognized immediately.  The defined benefit asset or liability is the present value of the defined benefit obligation, using a discount rate based on high quality corporate bonds with terms to maturity that approximate the duration or projected cash flows of our pension liabilities, less past service costs and less the fair value of plan assets out of which the obligations are to be settled.  Fair value for plan assets is based on market price information.  The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The cost of defined contribution benefits is expensed as earned by employees.  In North America, we also provide medical care and life insurance benefits to eligible retirees and their dependents.  These benefits are unfunded and are expensed as the employees provide service.

Changes in accounting policies and disclosures

New and amended standards and interpretations

Our accounting policies adopted are consistent with those of the prior period, except for the following new and amended IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations effective as of January 1, 2011:

•                  IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment)

•                  IFRIC 24, Related Party Disclosures (Amendment)

The adoption of the standards or interpretations is described below:

IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment) is effective for annual periods beginning on or after January 1, 2011 with retrospective application. This amendment permits entities to treat the benefit of prepayments of minimum funding requirements as an asset and provides guidance on assessing the recoverable amount of a net pension asset. This amendment was adopted as of January 1, 2011 and did not have a material impact on our consolidated financial statements.

IFRIC 24, Related Party Disclosures (Amendment) is effective for annual periods beginning on or after January 1, 2011, with retrospective application. Among other things, this amendment clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. This amendment was adopted as of January 1, 2011 and did not have an impact on our consolidated financial statements.

Standards issued but not yet effective

Amendments to IAS 12: Deferred Tax — Recovery of Underlying Assets, amends IAS 12, Income Taxes, by creating an exception to the principle that the measurement of deferred tax liabilities and deferred tax assets should reflect the tax consequences that would follow from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities. In specified circumstances, such as when the deferred tax liability or asset arises from investment property or property, plant and equipment or intangible assets, the measurement of deferred tax liabilities and assets should reflect a rebuttable presumption that the carrying amount of the underlying asset will be recovered entirely by sale. Standing Interpretations Committee (“SIC”) 21, Income Taxes—Recovery of Revalued Non-Depreciable Assets, is no longer applicable to investment properties carried at fair value. The remaining guidance from SIC 21 was added to IAS 12, which requires businesses to measure the deferred tax relating to an asset to be measured based upon the expectation that the carrying amount of the asset will be recovered by selling the asset or using it. The amendments are effective January 1, 2012.  We do not expect the application of the revised standard to have an impact on our consolidated financial statements.

In January 2011, the International Accounting Standards Board (“IASB”) amended IFRS 7, Financial Instruments: Disclosures.  The amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted.  The amendment relates to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity’s financial position. We are currently evaluating the impact of adopting this amended standard.

IFRS 9, Financial Instruments: Classification and Measurement, as issued, reflects the first phase of the IASB work on the replacement of IAS 39. In subsequent phases, the IASB will address hedge accounting and derecognition. IFRS 9 introduces new requirements for the classification and measurement of financial assets and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The adoption of this standard will have an effect on the classification and measurement of our financial assets and financial liabilities. We are currently evaluating the impact and will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

In May 2011, the IASB issued several standards, all of which are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted:

IFRS 10, Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and replaces the consolidation requirements in SIC-12, Consolidation—Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements.  IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This standard also provides additional guidance to assist in the determination of control where this is difficult to assess. We are currently evaluating the impact of adopting this standard.

IFRS 11, Joint Arrangements provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). IFRS 11 addresses inconsistencies in the reporting of joint arrangements by requiring a single method (the equity method) to account for interests in jointly controlled entities.  We are currently evaluating the impact of adopting this standard.

IFRS 12, Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.  IFRS 12 will require an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows.  We are currently evaluating the impact of adopting this standard.

IFRS 13, Fair Value Measurement provides new guidance on fair value measurement and disclosure requirements. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements. We are currently evaluating the impact of adopting this standard.

3.              Significant accounting judgments, estimates and assumptions

The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.  Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgments

In the process of applying our accounting policies, management has made the following judgment, which has the most significant effect on the amount recognized in the consolidated financial statements:

Discontinued operations

On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. (“INEOS”) providing for the sale of our 50% interest in the INEOS NOVA joint venture.  The sale closed on February 28, 2011.  Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of December 31, 2010.

During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction business, collectively known as SYNTHEON.  The SYNTHEON portfolio of businesses, which is part of our Performance Styrenics segment, includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; and the 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures).  Also included in the proposed sale is intellectual property relating to both the building and construction products and the Elemix® concrete additive.  We initially anticipated that the sale would be completed in 2010; however, negotiations with the intended acquirer ended without a sale being completed.  Management has since developed a formal plan and is actively marketing to sell SYNTHEON, and, therefore, SYNTHEON continues to be classified as a disposal group held for sale.  Management considered that SYNTHEON meets the criteria to be classified as held for sale as of March 31, 2011 for the following reasons:

•                  SYNTHEON is available for immediate sale and can be sold to a potential buyer in its current condition.

•                  Management has initiated an active plan to locate a buyer and believes a sale is highly probable by the end of 2011.

For more details on the discontinued operations, refer to Note 7.

Estimates and assumptions

Actual results could differ materially as a result of our estimates of factors such as commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.  We base our assumptions and estimates on parameters available when the consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond our control.  Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that we have not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.  Other factors that management must estimate include:  industry and market conditions, sales volumes and prices, costs to produce, inflation, etc.  A sensitivity analysis of significant estimates and key assumptions is performed which includes an analysis of the probability of potential cash flow outcomes.  We use reasonable, supportable and where available third-party, industry expert assumptions when performing impairment reviews.

PP&E

Judgmental aspects of accounting for PP&E involves selection of an appropriate method of depreciation, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment.  We are able to choose from alternative methods of depreciation.  The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is consistent with the pattern of economic benefits that are expected from the use of our plants and equipment, requires less estimation and judgment, and is a systematic and rational basis for allocating the depreciable cost over the period in which the assets’ benefit is realized.  We review the estimated useful lives and the depreciation method of PP&E at each financial year end and make adjustment prospectively when appropriate.  This review is completed by Company engineers familiar with the plant sites and requires management’s assessment of economic utility.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. We establish provisions for possible consequences of audits by the tax authorities of the respective countries in which we operate, if it is probable that an outflow of resources will be required to settle the obligation. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.  Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company’s domicile. We review the adequacy of these provisions at the end of each reporting period.

We have unrecognized tax loss carry forwards, in the United States, amounting to $130 million at March 31, 2011 (December 31, 2010: $131 million). In addition, as at March 31, 2011, we had $244 million of unrecognized losses in Switzerland.  If we were able to recognize all unrecognized deferred tax assets, profit would have increased by $70 million for the quarter ended March 31, 2011.

Pension benefits

The cost and obligations for the defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension indexation increases. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All significant assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective currency, with durations approximately equal to the duration of the respective pension obligation.  The highest and lowest yielding bonds (10% at each end) are excluded.  The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension indexation are based on expected future inflation rates for the respective country.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, their fair value is determined using quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and location differentials.  This includes over-the-counter derivatives with values based upon observable commodity futures curves and derivatives with input validated by broker quotes or other publicly available market data providers.  This also includes fair values determined using valuation techniques, such as regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets. The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, and commodity prices for similar assets or liabilities in active markets, as applicable.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Provision for decommissioning

We have recognized a provision for decommissioning obligations associated with our manufacturing facilities. In determining the amount of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant, restore the site, and the expected timing of those obligations. The carrying amount of the provision as at March 31, 2011 was $102 million (December 31, 2010: $99 million).  See Note 10 for further information about provisions for decommissioning.

4.              Segmented information

The following tables provide information for each reportable operating segment.

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2011	Mar. 31 2010
Revenue
Joffre Olefins	$467	$398
Corunna Olefins	590	471
Polyethylene	540	491
Performance Styrenics	81	69
Corporate	—	—
Eliminations	(379)	(339)
	$1,299	$1,090

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2011	Mar. 31 2010
Operating profit (loss) from continuing operations
Joffre Olefins	$188	$100
Corunna Olefins	44	37
Polyethylene	80	79
Performance Styrenics	3	1
Corporate	(23)	(46)
Eliminations	(30)	(31)
Total operating profit from continuing operations	$262	$140
Finance costs, net	(44)	(54)
Other (losses) gains, net	(6)	45
Profit before income taxes from continuing operations	$212	$131

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2011	Mar. 31 2010
Depreciation and amortization
Joffre Olefins	$36	$35
Corunna Olefins	5	5
Polyethylene	20	15
Performance Styrenics	—	1
Corporate	3	2
	$64	$58

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2011	Mar. 31 2010
Capital Spending
Joffre Olefins	$4	$1
Corunna Olefins	11	4
Polyethylene	8	12
Performance Styrenics	—	1
	$23	$18

(unaudited, millions of U.S. dollars)	Mar. 31 2011	Dec. 31 2010
Assets
Joffre Olefins	$2,474	$2,503
Corunna Olefins	599	488
Polyethylene	1,640	1,589
Performance Styrenics	88	95
Corporate	1,007	925
Eliminations	(53)	(25)
	$5,755	$5,575

5.              Finance costs

	Three Months Ended
Components of finance costs	Mar. 31	Mar. 31
(unaudited, millions of U.S. dollars)	2011	2010
Interest on long-term debt	$37	$43
Interest on securitizations and other	7	11
Accretion of decommissioning provision	1	1
Finance costs	45	55
Finance income	(1)	(1)
Finance costs, net	$44	$54

6.              Income taxes

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2011	Mar. 31 2010
Profit before income taxes from continuing operations	$212	$131
Statutory income tax rate	26.5%	28.0%
Computed income tax expense	$56	$37
Increase (decrease) in taxes resulting from:
Permanent difference on capital gains and losses	—	5
Foreign tax rates	—	2
Increase in (utilization of) unrecognized loss carryforwards	4	(2)
Other	3	3
Income tax expense	$63	$45

The major components of income tax expense in the interim consolidated income statements are:

	Three Months Ended
(unaudited, millions of U.S. dollars)	Mar. 31 2011	Mar. 31 2010
Income taxes
Current income tax expense	$38	$36
Deferred income tax expense	25	9
Income tax expense	63	45
Income tax recovery recognized in other comprehensive income	(1)	(2)
Total income taxes	$62	$43

7.              Discontinued operations

On October 31, 2010, we entered into an agreement with an affiliate of INEOS providing for the sale of our 50% interest in the INEOS NOVA joint venture.  The negotiated sale price was subject to several deductions.  Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture’s net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities.

The sale closed on February 28, 2011.  At closing we received approximately €47 million.  This amount does not represent our final net proceeds from the sale, because pension liabilities were estimated as of closing and the final determination of these liabilities is not expected to be completed until the second quarter of 2011, at which time the proceeds will be adjusted.  For the three months ended March 31, 2011 we recorded a loss of $2 million on the sale.  Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of December 31, 2010.

During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction business, collectively known as SYNTHEON.  The SYNTHEON portfolio of businesses, which is part of our Performance Styrenics segment, includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; and the 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures).  Also included in the proposed sale is intellectual property relating to both the building and construction products and the Elemix concrete additive.  We initially anticipated that the sale would be completed in 2010, however negotiations with the intended acquirer ended without a sale being completed.  Management has since developed a formal plan and is actively marketing to sell SYNTHEON and, therefore, SYNTHEON continues to be classified as a disposal group held for sale.  Associated results of operations and cash flows are separately reported as discontinued operations for all periods presented and the associated financial position is separately reported as assets and liabilities held for sale as of March 31, 2011 and December 31, 2010.

Summarized financial information for our 50% interest in the INEOS NOVA joint venture (“INJV”) and SYNTHEON are presented below:

	Three Months Ended Mar. 31, 2011			Three Months Ended Mar. 31, 2010
(unaudited, millions of U.S. dollars)	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total

Revenues	$—	$4	$4	$—	$3	$3

Profit (loss) from discontinued operations, before tax	$22	$(3)	$19	$15	$(2)	$13
Loss on disposal, before tax	(2)	—	(2)	—	—	—
Income tax (expense) recovery	(4)	1	(3)	(3)	—	(3)
Profit (loss) from discontinued operations, net of tax	$16	$(2)	$14	$12	$(2)	$10

	Mar. 31, 2011			Dec. 31, 2010
(unaudited, millions of U.S. dollars)	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total

Current assets
Cash and cash equivalents	$—	$2	$2	$—	$3	3
Trade and other receivables	—	3	3	—	2	2
Inventories	—	1	1	—	2	2
Income taxes receivable	—	3	3	—	1	1
Other current assets	—	2	2	—	2	2
	—	11	11	—	10	10
Investments in joint ventures	—	4	4	58	4	62
Property, plant and equipment	—	9	9	—	9	9
Assets held for sale	$—	$24	$24	$58	$23	$81

Current liabilities
Trade and other payables	$—	$3	$3	$—	$4	$4
	—	3	3	—	4	4
Liabilities associated with assets held for sale	$—	$3	$3	$—	$4	$4

8.              PP&E

Acquisitions and disposals

During the three months ended March 31, 2011, we had capital expenditures of $25 million, including additions to buildings, structures and production plants of $10 million and assets under construction of $15 million.

Disposed assets (other than those classified as held for sale) during the three months ended March 31, 2011 were not material.

See Note 12 for capital commitments.

9.              Long-Term Debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		Mar. 31 2011	Dec. 31 2010	Jan. 1 2010
Revolving credit facilities	2011 - 2015	(1)	$—	$—	$—
Unsecured debentures and notes
$250 Cdn	2010		—	—	234
$400	2012	(2)	391	389	378
$400	2013	(2)	359	355	342
$350	2016	(2)	341	341	340
$350	2019	(2)	340	340	339
$100	2025	(2)	77	76	76
			$1,508	$1,501	$1,709
Accounts receivable securitization programs	2012		166	154	122
Other debt	2011-2020		41	40	115
Total			$1,715	$1,695	$1,946
Less long-term debt due within one year			(567)	(10)	(434)
Long-term debt			$1,148	$1,685	$1,512

(1)           As of March 31, 2011, three facilities totaling $595 million:  $425 million due November 17, 2013, $70 million (tranches: $30 million due September 20, 2011 and $40 million due September 20, 2013) and $100 million due September 20, 2015.

(2)           Callable at the option of the Company at any time.

We have three revolving credit facilities totaling $595 million as of March 31, 2011 (four totaling $695 million as of December 31, 2010).  As of March 31, 2011 and December 31, 2010, we had utilized $19 million of our revolving credit facilities.  On March 20, 2011, one of our $100 million senior unsecured bilateral credit facilities expired undrawn and was not extended.

In April 2011 we repaid a capital lease obligation of $9 million included in other debt in the above table.

We have two accounts receivable securitization programs (one in the U.S. and one in Canada).  The programs each allow for a maximum funding of $100 million and expire in February 2012.  The combined balances under the programs as of March 31, 2011 and December 31, 2010, were $166 million and $154 million, respectively.  As of March 31, 2011, the combined balances under the programs are included in long-term debt due within one year.

Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12-month basis and a debt to capitalization ratio not to exceed 60%.  We were in compliance with these covenants at March 31, 2011.

As of March 31, 2011 we have $27 million ($26 million as of December 31, 2010) outstanding on our standby letter of credit facility.

10.             Provisions

(unaudited, millions of U.S. dollars)	Restructuring	Decommissioning	Environmental	Legal	Total
At January 1, 2010	$17	$86	$3	$—	$106
Additions	—	5	—	92	97
Interest expense	—	4	—	—	4
Utilized	(13)	—	—	—	(13)
Foreign exchange	—	4	—	—	4
At December 31, 2010	$4	$99	$3	$92	$198
Additions	—	—	—	4	4
Transferred from a disposal group	—	—	2	—	2
Interest expense	—	1	—	—	1
Utilized	(1)	—	—	—	(1)
Foreign exchange	—	2	—	—	2
At March 31, 2011	$3	$102	$5	$96	$206

Classified as:	Mar. 31 2011	Dec. 31 2010	Jan. 1 2010
Current	$100	$5	$18
Non-current	106	193	88
	$206	$198	$106

11.    Pensions and Other Post-Retirement Benefits

The total defined benefit cost related to pension benefits recognized in each of the three month periods ended March 31, 2011 and March 31, 2010 was $5 million and $4 million, respectively.

The total defined benefit cost related to other post-retirement benefits recognized was $2 million in each of the three month periods ended March 31, 2011 and March 31, 2010.

The expected long-term rate of return on plan assets is 7.0% and 7.4% for the three months ended March 31, 2011 and 2010, respectively.

Employer Contributions

We contributed $20 million during the quarter ending March 31, 2011 and $17 million during the quarter ended March 31, 2010, to our defined benefit pension plans.  We contributed $4 million to our defined contribution plans during the quarter ended March 31, 2011 and $3 million during the quarter ended March 31, 2010.

For the year ending December 31, 2011, funding for the defined benefit plans is expected to range between $60 and $70 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and obligations. Contributions to defined contribution plans for the year ending December 31, 2011 are expected to be $11 million.

12. Commitments and contingencies

We are involved in litigation from time-to-time in the ordinary course of business. Among these items is a claim by Dow Chemical Canada ULC and its European affiliate concerning our third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million. Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation. This litigation is in its early stages and no amount has been accrued as of March 31, 2011 with respect to this claim.

In 2005, the Dow Chemical Company (“Dow Chemical”) filed a complaint against us for alleged patent infringement. The complaint, filed in the Federal District Court in Delaware, alleged that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. In a subsequent bench trial, the judge ruled that Dow Chemical had standing to bring the suit, holding that Dow Chemical continuously owned the patents in suit.

Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical’s standing in the case, the short unexpired term of the patents and the possibility that we will prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical’s motion for a permanent injunction. Accordingly, the court’s order permits us to sell the alleged infringing grades of the SURPASS resin to existing customers in the United States.

We have appealed the verdict to the Court of Appeals for the Federal Circuit in Washington, D.C. on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the amount of $85 million, which is reported as restricted cash on the interim consolidated statements of financial position.

Until the earlier of the resolution of the appeal or the expiration of the patents (October 2011), we will accrue an amount to reflect the sales of the alleged infringing grades of SURPASS resin in the United States. Therefore, $96 million has been accrued as of March 31, 2011 with respect to this claim, which represents the $76 million award plus $20 million based on sales and interest through March 31, 2011.  See Note 10.  During the period ended March 31, 2011, it was determined that resolution of the appeal will likely occur within the next 12 months and therefore we have reclassified both the provision and restricted cash as current on the consolidated statement of financial position as of March 31, 2011.

In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States. We filed our Statement of Defense and Counterclaim in March 2011.  In April 2011, the Court ordered the trial to commence in January 2013.  As this litigation is still in its early stages, no amount has been accrued as of March 31, 2011 with respect to this claim.

Capital commitments

At March 31, 2011, we had capital commitments of $49 million principally relating to various sustaining capital projects.

13.  Changes in accounting principles — transition to IFRS

For all periods up to and including the year ended December 31, 2010, we have prepared our consolidated financial statements in accordance with Canadian GAAP.  These unaudited interim consolidated financial statements, for the three months ended March 31, 2011, are our first unaudited interim consolidated financial statements that have been prepared in accordance IAS 34.

Accordingly, we have prepared our unaudited interim consolidated financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011 as described in the accounting policies in Note 2.  In preparing these unaudited interim consolidated financial statements, our opening statement of financial position was prepared at January 1, 2010, our date of transition to IFRS.  This note explains the principal adjustments we made in restating our Canadian GAAP consolidated statements of financial position as at January 1, 2010, March 31, 2010 and December 31, 2010 and our previously published Canadian GAAP consolidated statements of income and comprehensive income for the period ended March 31, 2010 and year ended December 31, 2010.  The significant difference in our consolidated statement of cash flows under IFRS is classifying interest paid in financing activities and income taxes paid, net of refunds in operating activities.  Under Canadian GAAP these items were included as supplemental disclosures.

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain standards.  We have elected to apply the following IFRS 1 exemptions:

•                  IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interest in associates and joint ventures that occurred before January 1, 2010.

•                  The election to use fair value as deemed cost, as at the date of IPIC’s acquisition of us (July 6, 2009), for all of our assets and liabilities that can be recognized under IFRS.

•                  Cumulative currency translation differences for all foreign operations were not reset to zero on January 1, 2010.

•                  The transitional provisions in IFRIC 4, Determining Whether an Arrangement Contains a Lease, and we have assessed all arrangements as at the date of transition.

Reconciliation of equity as at January 1, 2010 (date of transition to IFRS)

		Presentation Reclassifications				Re-measurement Adjustments
(unaudited, millions of U.S. dollars)	Canadian GAAP (1)	Notes	Equity method	Held for sale	Other (see notes)	ARO	SPE	Employee benefits	De- recognition	Push- down acctg	Other	IFRS

ASSETS
Current Assets
Cash and cash equivalents	$232		$—	$2	$—	$—	$4	$—	$—	$—	$—	$238
Trade and other receivables	305	A,B	(4)	9	(68)	—	12	—	122	—	—	376
Inventories	494		(2)	3	—	—	—	—	—	—	—	495
Income taxes receivable	—	A	—	—	50	—	—	—	—	—	—	50
Other current assets	44	B,C,D	—	1	7	—	(1)	—	—	—	—	51
Deferred tax asset	3	E	—	—	(3)	—	—	—	—	—	—	—
	1,078		(6)	15	(14)	—	15	—	122	—	—	1,210
Assets held for sale	251		(236)	(15)	—	—	—	—	—	—	—	—
	1,329		(242)	—	(14)	—	15	—	122	—	—	1,210
Intangible assets	492		(1)	1	—	—	—	—	—	—	—	492
Other non-current assets	121	C	—	—	12	—	(15)	—	—	—	—	118
Investments in joint ventures	—	D	34	—	(1)	—	—	—	—	—	—	33
Deferred tax asset	58	E	—	—	3	—	—	—	—	—	—	61
Property, plant and equipment	3,553		—	7	—	—	—	—	—	—	—	3,560
Assets held for sale	43		(35)	(8)	—	—	—	—	—	—	—	—
	$5,596		$(244)	$—	$—	$—	$—	$—	$122	$—	$—	$5,474
LIABILITIES & EQUITY
Current Liabilities
Bank loans	$—	F	$—	$1	$(1)	$—	$—	$—	$—	$—	$—	$—
Trade and other payables	555	A,F,G,H,I	(3)	6	(154)	—	—	—	—	—	—	404
Other current liabilities	—	G	—	—	115	—	—	—	—	—	1	116
Deferred tax liability	6	E	—	—	(6)	—	—	—	—	—	—	—
Income taxes payable	—	A	—	—	6	—	—	—	—	—	—	6
Provisions	—	H	—	—	18	—	—	—	—	—	—	18
Long-term debt due within one year	312		—	—	—	—	—	—	122	—	—	434
	873		(3)	7	(22)	—	—	—	122	—	1	978
Liabilities associated with assets held for sale	142		(135)	(7)	—	—	—	—	—	—	—	—
	1,015		(138)	—	(22)	—	—	—	122	—	1	978

Long-term debt	1,512		—	—	—	—	—	—	—	—	—	1,512
Other non-current liabilities	366	H,I	—	—	(326)	—	—	(6)	—	—	2	36
Defined benefit plan deficit	—	I	—	—	302	—	—	(14)	—	—	—	288
Provisions	—	H	—	—	40	48	—	—	—	—	—	88
Deferred tax liability	804	E	—	—	6	(13)	—	6	—	—	(1)	802
Liabilities associated with assets held for sale	106		(106)	—	—	—	—	—	—	—	—	—
	3,803		(244)	—	—	35	—	(14)	122	—	2	3,704
EQUITY
Issued capital	849		—	—	—	—	—	—	—	12	—	861
Contributed surplus	941		—	—	—	—	—	—	—	(941)	—	—
Foreign currency translation reserve	5		—	—	—	—	—	—	—	—	—	5
Retained earnings (deficit)	(2)		—	—	—	(35)	—	14	—	929	(2)	904
	1,793		—	—	—	(35)	—	14	—	—	(2)	1,770
	$5,596		$(244)	$—	$—	$—	$—	$—	$122	$—	$—	$5,474

(1)         As reported in our 2010 Form 20-F.

Reconciliation of equity as at March 31, 2010

		Presentation Reclassifications			Re-measurement Adjustments
(unaudited, millions of U.S. dollars)	Canadian GAAP	Notes	Equity method	Other (see notes)	ARO	SPE	Employee benefits	De- recognition	Push- down acctg	Other	IFRS

ASSETS
Current Assets
Cash and cash equivalents	$156		$(16)	$—	$—	$3	$—	$—	$—	$—	$143
Trade and other receivables	504	A,B	(70)	(60)	—	12	—	148	—	—	534
Inventories	613		(147)	—	—	—	—	—	—	—	466
Income taxes receivable	—	A	—	54	—	—	—	—	—	—	54
Other current assets	41	B,C	(3)	(6)	—	(1)	—	—	—	—	31
Deferred tax asset	3	E	—	(3)	—	—	—	—	—	—	—
	1,317		(236)	(15)	—	14	—	148	—	—	1,228
Intangible assets	485		(1)	—	—	—	—	—	—	—	484
Other non-current assets	94	C	18	12	—	(14)	—	—	—	—	110
Investments in joint ventures	—		45	—	—	—	—	—	—	—	45
Deferred tax asset	58	E	(1)	3	—	—	—	—	—	—	60
Property, plant and equipment	3,539		(12)	—	—	—	—	—	—	—	3,527
	$5,493		$(187)	$—	$—	$—	$—	$148	$—	$—	$5,454
LIABILITIES & EQUITY
Current Liabilities
Trade and other payables	$604	A,G,H,I	$(131)	$(174)	$—	$—	$—	$—	$—	$—	$299
Other current liabilities	—	G	—	130	—	—	—	—	—	1	131
Deferred tax liability	2	E	—	(2)	—	—	—	—	—	—	—
Income taxes payable	—	A	—	20	—	—	—	—	—	—	20
Provisions	—	H	—	7	—	—	—	—	—	—	7
Long-term debt due within one year	255		—	—	—	—	—	—	—	—	255
	861		(131)	(19)	—	—	—	—	—	1	712
Long-term debt	1,511		—	—	—	—	—	148	—	—	1,659
Other non-current liabilities	409	H,I	(52)	(316)	—	—	(6)	—	—	2	37
Defined benefit plan deficit	—	I	—	290	—	—	(14)	—	—	—	276
Provisions	—	H	—	43	48	—	—	—	—	—	91
Deferred tax liability	830	E	(4)	2	(11)	—	6	—	—	(1)	822
	3,611		(187)	—	37	—	(14)	148	—	2	3,597
EQUITY
Issued capital	849		—	—	—	—	—	—	12	—	861
Contributed surplus	941		—	—	—	—	—	—	(941)	—	—
Foreign currency translation reserve	—		—	—	—	—	—	—	—	—	—
Retained earnings	92		—	—	(37)	—	14	—	929	(2)	996
	1,882		—	—	(37)	—	14	—	—	(2)	1,857
	$5,493		$(187)	$—	$—	$—	$—	$148	$—	$—	$5,454

Reconciliation of equity as at December 31, 2010

		Presentation Reclassifications				Re-measurement Adjustments
(unaudited, millions of U.S. dollars)	Canadian GAAP (1)	Notes	Equity method	Held for sale	Other (see notes)	ARO	SPE	Employee benefits	De- recognition	Push- down acctg	Other	IFRS

ASSETS
Current Assets
Cash and cash equivalents	$300		$—	$—	$—	$—	$6	$—	$—	$—	$—	$306
Trade and other receivables	374	A,B	—	—	(61)	—	10	—	154	—	—	477
Inventories	450		—	—	—	—	—	—	—	—	—	450
Income taxes receivable	—	A	—	—	48	—	—	—	—	—	—	48
Other current assets	57	B,C	—	—	1	—	(1)	—	—	—	—	57
Deferred tax asset	2	E	—	—	(2)	—	—	—	—	—	—	—
	1,183		—	—	(14)	—	15	—	154	—	—	1,338
Assets held for sale	321		(240)	9	—	—	—	(9)	—	—	—	81
	1,504		(240)	9	(14)	—	15	(9)	154	—	—	1,419
Intangible assets	465		—	—	—	—	—	—	—	—	—	465
Restricted cash	85		—	—	—	—	—	—	—	—	—	85
Other non-current assets	87	C	—	—	13	—	(15)	—	—	—	—	85
Deferred tax asset	63	E	—	—	2	—	—	—	—	—	—	65
Property, plant and equipment	3,456		—	—	—	—	—	—	—	—	—	3,456
Assets held for sale	10		(1)	(9)	—	—	—	—	—	—	—	—
	$5,670		$(241)	$—	$1	$—	$—	$(9)	$154	$—	$—	$5,575
LIABILITIES & EQUITY
Current Liabilities
Trade and other payables	$579	A,G,H,I	$—	$—	$(245)	$—	—	$—	$—	$—	$—	$334
Other current liabilities	—	G	—	—	125	—	—	—	—	—	—	125
Deferred tax liability	2	E	—	—	(2)	—	—	—	—	—	—	—
Income taxes payable	—	A	—	—	67	—	—	—	—	—	—	67
Provisions	—	H	—	—	5	—	—	—	—	—	—	5
Long-term debt due within one year	10		—	—	—	—	—	—	—	—	—	10
	591		—	—	(50)	—	—	—	—	—	—	541
Liabilities associated with assets held for sale	245		(241)	—	—	—	—	—	—	—	—	4
	836		(241)	—	(50)	—	—	—	—	—	—	545

Long-term debt	1,531		—	—	—	—	—	—	154	—	—	1,685
Other non-current liabilities	419	H,I	—	—	(378)	—	—	—	—	—	2	43
Defined benefit plan deficit	—	I	—	—	285	—	—	37	—	—	—	322
Provisions	—	H	—	—	142	51	—	—	—	—	—	193
Deferred tax liability	835	E	—	—	2	(11)	—	(10)	—	—	—	816
Liabilities associated with assets held for sale	—		—	—	—	—	—	—	—	—	—	—
	3,621		(241)	—	1	40	—	27	154	—	2	3,604
EQUITY
Issued capital	849		—	—	—	—	—	—	—	12	—	861
Contributed surplus	941		—	—	—	—	—	—	—	(941)	—	—
Foreign currency translation reserve	2		—	—	—	—	—	—	—	—	—	2
Retained earnings	257		—	—	—	(40)	—	(36)	—	929	(2)	1,108
	2,049		—	—	—	(40)	—	(36)	—	—	(2)	1,971
	$5,670		$(241)	$—	$1	$—	$—	$(9)	$154	$—	$—	$5,575

(1)              As reported in our 2010 Form 20-F.

Notes to reconciliation of equity as at January 1, 2010, March 31, 2010 and December 31, 2010

Presentation reclassifications

Equity method

IAS 31, Interests in Joint Ventures, provides that jointly controlled entities may be accounted for either by proportionate consolidation or by using the equity method.  Under Canadian GAAP, jointly controlled entities are consolidated by proportionate consolidation.  We have adopted the equity method of accounting for jointly controlled entities under IFRS. The adjustments required as at January 1, 2010, March 31, 2010 and December 31, 2010 have no impact on equity.

Assets held for sale

In our statement of financial position as at January 1, 2010, assets and liabilities previously reported as held for sale under Canadian GAAP can no longer be reported as such under IFRS. This is because IFRS does not allow the restatement of prior periods for comparative purposes with respect to the statement of financial position presentation of asset and liabilities held for sale.  In our consolidated statement of financial position as at December 31, 2010, assets and liabilities reported as held for sale were reclassified to current to conform with proper IFRS presentation.

Other

Other reclassifications were made in our consolidated statement of financial position as at January 1, 2010, March 31, 2010 and December 31, 2010, to conform to IFRS presentation and include:

A — Income taxes receivable and payable have been reclassified to a separate line on the consolidated statement of financial position.

B — The current portion of commodity based derivatives, other recoverable taxes and affiliate interest receivable have been reclassified from trade and other receivables to other current assets.

C — Available for sale financial assets have been reclassified from other current assets to other non-current assets.

D — Reclassification of other amounts included as held for sale under Canadian GAAP.

E — All deferred taxes have been presented as non-current asset and liabilities.

F — Bank loans have been reclassified to trade and other payables.

G — Affiliate notes payable, accrued interest and other accrued liabilities have been reclassified from trade and other payables to other current liabilities.

H — Provisions have been reclassified to a separate line on the consolidated statement of financial position.

I — The current and non-current portions of pension plan liabilities have been reclassified from trade and other payables and from other non-current liabilities to a separate line on the consolidated statement of financial position.

Re-measurement adjustments

ARO (Decommissioning liabilities)

Under Canadian GAAP, the discount rate used to determine the present value of our decommissioning liabilities was based on our credit adjusted risk-free rate.  IFRS requires us to use pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the liability (which we interpret to be a risk-free rate).  Measuring our decommissioning liabilities with a risk-free rate of 4.33% results in an increase in the present value of our decommissioning liabilities at the date of transition to IFRS (January 1, 2010), March 31, 2010 and December 31, 2010.

Special purpose entity (“SPE”)

Under Canadian GAAP, we were not required to consolidate NOVA Chemicals Receivable Corporation (“NCRC”), a wholly owned SPE utilized in connection with our U.S. accounts receivable securitization program.  SIC 12, Consolidation — SPEs, requires all subsidiaries to be consolidated if they are determined to be controlled.  Because all benefits of the securitization program flow- back to us, NCRC is considered to be a controlled subsidiary and therefore it must be consolidated under IFRS.  Intercompany balances have been eliminated.

Employee benefits

Under Canadian GAAP, we recognized adjustments arising from changes in assumptions and experience gains and losses in defined benefit plans based on the “corridor method”.  Under this method, if the cumulative unrecognized actuarial gains and loss exceeded 10% of the greater of the accrued obligations or plan assets at the beginning of the year, the excess was recognized as a component of pension expense on a straight line basis over the estimated average remaining service lifetime of the participating employees.  Recognition of actuarial gains and losses within the 10% corridor was deferred.  Under IFRS, we elected to recognize cumulative actuarial gains and losses (retrospectively back to July 6, 2009, the date on which we revalued all of our assets and liabilities to fair value) as an asset or liability with the offset to other comprehensive income, and recognized directly in retained earnings.  Under IFRS, actuarial gains and losses also includes foreign exchange gains and losses on translation of the respective pension liabilities.  Under Canadian GAAP, these were recognized in the consolidated income statement.

De-recognition

Although the transfer of accounts receivable under our Canadian and U.S. securitization programs comply with the standards for de-recognition under Canadian GAAP, under IAS 39, Financial Instruments, the receivables transferred to financial counterparties do not meet the de-recognition criteria.  Accordingly, the funded amount of the programs at the IFRS transition date (January 1, 2010), March 31, 2010 and December 31, 2010 have been reclassified to long-term debt due within one year and long-term debt, respectively, based on the expiry date of the programs.

Push-down accounting

We elected to use push-down accounting under Canadian GAAP (CICA 1625, Comprehensive Revaluation of Assets and Liabilities) to account for the IPIC acquisition of us on July 6, 2009.  This resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with CICA 1582, Business Combinations.  IFRS has no equivalent push-down accounting standard, however IFRS 1 does allow us to use the fair values of assets and liabilities, as determined in connection with the IPIC acquisition of us, as “deemed cost”, for the assets and liabilities that can be recognized under IFRS.  The excess of the acquisition date fair values of our identifiable asset and liabilities over the total purchase consideration (“bargain purchase”) was reclassified from contributed surplus under Canadian GAAP to retained earnings under IFRS.

Other

We have a 20% interest in the Joffre Cogeneration Facility which is accounted for as a jointly controlled asset and proportionately consolidated under both Canadian GAAP and IFRS.  Under IFRS a portion of our share of the revenues, under a cost pass-through formula that was recognized in prior periods under Canadian GAAP, must be deferred.  The deferred revenue will be recognized in income over the period in which the corresponding assets will be depreciated.  Also, at the date of transition to IFRS (January 1, 2010), and at March 31, 2010, other current liabilities has been adjusted to recognize a liability for future payments under a contract for maintenance service of the Joffre Cogeneration Facility’s electrical generation equipment.

Reconciliation of profit for the three months ended March 31, 2010

			Presentation Reclassifications
(unaudited, millions of U.S. dollars)	Notes	Canadian GAAP	Equity method	SYNTHEON discontinued operations	Other	Re-measurements	IFRS
Revenue		$1,401	$(308)	$(3)	$—	$—	$1,090
Feedstock and operating costs	A	1,121	(282)	(2)	56	(5)	888
Research and development		11	(2)	—	—	—	9
Sales and marketing	A	—	—	(2)	10	—	8
General and administrative	A,B	61	(7)	(1)	(8)	—	45
Foreign exchange loss (gain)	A	2	(1)	—	(1)	—	—
Depreciation and amortization	A,B	59	(1)	—	(58)	—	—
		1,254	(293)	(5)	(1)	(5)	950
Operating profit from continuing operations		147	(15)	2	1	5	140
Finance costs, net	A	(54)	1	—	(1)	—	(54)
Other gains, net		45	—	—	—	—	45
		(9)	1	—	(1)	—	(9)
Profit before income taxes from continuing operations		138	(14)	2	—	5	131
Income tax expense (recovery)		44	(3)	1	—	3	45
Profit for the period from continuing operations		94	(11)	1	—	2	86
Discontinued operations, net of tax		—	11	(1)	—	—	10
Profit for the period		$94	$—	$—	$—	$2	$96

Reconciliation of profit for the year ended December 31, 2010

			Presentation Reclassifications
(unaudited, millions of U.S. dollars) (1) As reported in our 2010 Form 20-F.	Notes	Canadian GAAP(1)	Equity method	SYNTHEON discontinued operations	Other	Re- measurements	IFRS
Revenue		$4,576	$—	$—	$—	$—	$4,576
Feedstock and operating costs	A	3,466	—	—	263	(7)	3,722
Research and development		35	—	—	—	—	35
Sales and marketing	A	—	—	—	26	—	26
General and administrative	A,B	209	—	—	(17)	—	192
Foreign exchange loss (gain)	A	13	—	—	(13)	—	—
Restructuring	A	20	—	—	(20)	—	—
Depreciation and amortization	A,B	243	—	—	(243)	—	—
		3,986	—	—	(4)	(7)	3,975
Operating profit from continuing operations		590	—	—	4	7	601
Finance costs, net	A	(183)	—	—	(4)	1	(186)
Other losses, net		(54)	—	—	—	—	(54)
		(237)	—	—	(4)	1	(240)
Profit before income taxes from continuing operations		353	—	—	—	8	361
Income tax expense (recovery)		120	—	—	—	4	124
Profit for the period from continuing operations		233	—	—	—	4	237
Discontinued operations, net of tax		26	—	—	—	—	26
Profit for the period		$259	$—	$—	$—	$4	$263

Reconciliation of comprehensive income as reported under Canadian GAAP to IFRS

(unaudited, millions of U.S. dollars)	Notes	Three months ended Mar. 31 2010	Year ended Dec. 31 2010
Comprehensive income as reported under Canadian GAAP		$89	$256
Differences in profit		2	4
Actuarial losses arising from post-employment benefit obligations, net of tax	C	(4)	(59)
Comprehensive income reported under IFRS		$87	$201

Equity method

IAS 31, Interests in Joint Ventures, provides that jointly controlled entities may be accounted for either by proportionate consolidation or by using the equity method.  Under Canadian GAAP, jointly controlled entities are consolidated by proportionate consolidation.  We have adopted the equity method of accounting for jointly controlled entities under IFRS.

SYNTHEON discontinued operations

In our consolidated income statement for the three months ended March 31, 2010, the SYNTHEON disposal group has been reclassified to discontinued operations, net of tax to conform with proper IFRS presentation.

Three months ended March 31, 2010 - Other presentation reclassifications and re-measurements

A — Other reclassification adjustments include moving accretion expense on decommissioning liabilities of $1 million from feedstock and operating costs to finance costs, net, removing sales and marketing expense of $10 million from general and administrative expense and moving foreign exchange losses of $1 million and depreciation expense of $56 million from a separate line on the consolidated income statement to feedstock and operating costs.  Re-measurement adjustments include a $1 million increase in foreign currency expense on translation of decommissioning liabilities and a $6 million decrease in pension foreign currency expense on reclassification of translation of employee benefit liabilities from the consolidated income statement to other comprehensive income, and then directly to retained earnings.

B — Other reclassification adjustment includes moving depreciation expense of $2 million from a separate line on the consolidated income statement to general and administrative.

Year ended December 31, 2010 - Other presentation reclassifications and re-measurements

A — Other reclassification adjustments include moving accretion expense on decommissioning liabilities of $4 million from feedstock and operating costs to finance costs, net, removing sales and marketing expense of $26 million from general and administrative expense and moving foreign exchange losses of $ 13 million, restructuring expense of $20 million and depreciation expense of $234 million from a separate line on the consolidated income statement to feedstock and operating costs.  Re-measurement adjustments include a $2 million increase in foreign currency expense on translation of decommissioning liabilities, a $1 million decrease in finance costs, net for a decrease in accretion expense on decommissioning liabilities and a $10 million decrease in pension foreign currency expense on reclassification of translation of employee benefit liabilities from the consolidated income statement to other comprehensive income, and then directly to retained earnings.

B — Other reclassification adjustment includes moving depreciation expense of $9 million from a separate line on the income statement to general and administrative.

Reconciliation of comprehensive income as reported under Canadian GAAP to IFRS

C — Under Canadian GAAP, we recognized adjustments arising from changes in assumptions and experience gains and losses in defined benefit plans based on the “corridor method”.  Under this method, if the cumulative unrecognized actuarial gains and loss exceeded 10% of the greater of the accrued obligations or plan assets at the beginning of the year, the excess was recognized as a component of pension expense on a straight line basis over the estimated average remaining service lifetime of the participating employees.  Recognition of actuarial gains and losses within the 10% corridor was deferred.  Under IFRS, we elected to recognize cumulative actuarial gains and losses as an asset or liability with the offset to other comprehensive income, and recognized directly in retained earnings.  Under IFRS, actuarial gains and losses also includes foreign exchange gains and losses on translation of the respective pension liabilities.  Under Canadian GAAP, these were recognized in the consolidated income statement.

14.  Subsequent events

In April 2011, we signed a memorandum of understanding with a wholly-owned subsidiary of Range Resources Corporation for a long-term supply of ethane from the Marcellus Shale Basin.

In addition to finalizing a definitive purchase and sale agreement with Range Resources Corporation, and customary reviews and approvals, the arrangement is subject to us finalizing a pipeline transportation agreement to transport ethane from the Marcellus Shale Basin into the Sarnia, Ontario petrochemical market.

Forward-Looking Information

This earnings report contains forward-looking information with respect to NOVA Chemicals.  By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information.  Specific forward-looking information contained in this earnings report includes, among others, statements regarding:  our expectation that additional feedstock supplies together with existing sources should provide sufficient ethane for us to move towards full utilization of our Joffre based polyethylene assets by 2013; our expectation that as these feedstock sources reach their full potential, we should be able to implement plans to increase polyethylene production beyond today’s nameplate capacity; our beliefs and expectations concerning our project to procure, transport and utilize Marcellus Shale Basin ethane as the primary feedstock for our Corunna flexi-cracker, including our beliefs regarding our ethane supply memorandums of understanding with feedstock producers and our expectation that these supply sources should ensure that there is sufficient ethane together with other NGL sources available to upgrade the feedstock flexibility of the Corunna cracker by the end of 2013 to utilize up to 100% NGL feeds; our plans for SYNTHEON; our beliefs regarding anticipated changes to IFRS; and our expectations with respect to the funding of and contributions to our defined benefit and defined contribution plans.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on March 9, 2011 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

 is a registered trademark of NOVA Brands Ltd.; authorized use.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

Elemix® is a registered trademark of NOVA Chemicals Inc.

INVESTOR INFORMATION

Contact Information
Phone:	(403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet:	www.novachemicals.com	E-Mail: public@novachem.com

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., P.O. Box 2518

Calgary, Alberta, Canada T2P 5L5

For investors — Pace Markowitz (412) 490-4952

For media — Wendy Lomicka (412) 490-4292

NOVA Chemicals files additional information with Canadian securities administrators.  This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com.  This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9; telephone:  (416) 643-5500; e-mail: inquiries@cibcmellon.com.

If any registered holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.